Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Penn West Energy Trust announces April cash distribution and 2008 crude oil hedges

    PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) is pleased to confirm cash distributions for April 2007 as well as entering into crude oil hedges for 2008

    CALGARY, April 19 /CNW/ - Penn West Energy Trust ("Penn West") confirms that its April 2007 cash distribution will be CDN$0.34 per trust unit payable on May 15, 2007 to unitholders of record on April 30, 2007. The ex-distribution date is April 26, 2007.
    The CDN$0.34 per unit is equivalent to approximately US$0.30 per unit
(before deduction of any applicable Canadian withholding tax), using a current
U.S./Canadian exchange ratio of 0.88. Registered unitholders with U.S.
addresses will receive their distributions directly from our transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.
    Penn West also recently entered into crude oil (WTI) collars with a total volume of 5,000 barrels per day for the 2008 calendar year. The collars were transacted with an average floor price of US$65.00 per barrel and an average ceiling price of US$75.80 per barrel. Penn West's hedged 2008 liquids volumes are now approximately 16% of total anticipated production (net of royalties).
The transaction of these collars is consistent with policies established by the Board of Directors of the Trust.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com,
William Andrew, President and CEO, Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 16:38e 19-APR-07